Ex-99.(a)(5)(E)

News Release
Miller Corporate Center
Media Relations: For Immediate Release
Dan Hilley (213) 630-6550
communications@averydennison.com
Investor Relations:
Eric M. Leeds (626) 304-2029
investorcom@averydennison.com
AVERY DENNISON ANNOUNCES RESULTS OF EXCHANGE
OFFER FOR CORPORATE HIMEDS UNITS
     Pasadena, California — March 4, 2009 — Avery Dennison Corporation (NYSE: AVY) today announced the preliminary results of its offer to exchange (the “exchange offer”) up to 8,360,000 of its Corporate HiMEDS Units, stated amount $50.00 per unit (the “Corporate HiMEDS Units”). The Company has been advised by the exchange agent that approximately 6,612,978 Corporate HiMEDS Units (including 341,858 Corporate HiMEDS Units tendered pursuant to guaranteed delivery procedures), or approximately 75.15% of the outstanding Corporate HiMEDS Units, were validly tendered and not withdrawn as of the expiration of the offer, which occurred at 12:01 a.m., New York City time, on March 4, 2009 (the “expiration date”). Avery Dennison has accepted all Corporate HiMEDS Units validly tendered and not withdrawn as of the expiration date. In the aggregate, the offer is expected to result in the retirement of approximately $330.65 million of senior notes that are part of the Corporate HiMEDS Units, the issuance of approximately 6.45 million shares of Avery Dennison’s common stock, par value $1.00 per share, and the payment of approximately $42.98 million in cash to participating holders who validly tendered and have not withdrawn their Corporate HiMEDS Units. The exchange offer is expected to settle on March 10, 2009.
     Avery Dennison is a recognized industry leader that develops innovative identification and decorative solutions for businesses and consumers worldwide. The Company’s products include pressure-sensitive labeling materials; graphics imaging media; retail apparel ticketing and branding systems; RFID inlays and tags; office products; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications. A FORTUNE 500 Company with sales of $6.7 billion in 2008, Avery Dennison is based in Pasadena, California and employs more than 36,000 employees in over 60 countries. For more information, visit www.averydennison.com.